</SEC-HEADER>
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 24)

                          Consolidated-Tomoka Land Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    210226106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                David J. Winters
                            Wintergreen Advisers, LLC
                          333 Route 46 West, Suite 204
                        Mountain Lakes, New Jersey 07046
                                 (973) 263-2600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 12, 2010
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Advisers, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,481,474

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,481,474

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,481,474 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.9%

14.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     715,423

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     715,423

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     715,423 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5%

14.  TYPE OF REPORTING PERSON*

     IV

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Fund, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     391,114

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     391,114

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     391,114 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Offshore Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     213,762

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     213,762

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     213,762 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Renaissance Global Markets Fund

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     161,175

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     161,175

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     161,175 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David J. Winters

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,481,474

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,481,474

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,481,474 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.9%

14.  TYPE OF REPORTING PERSON*

     IN

 CUSIP No. 210226106
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").
     The address of the Issuer is 1530 Cornerstone Boulevard, Suite 100
      Daytona Beach, Florida 32117.
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c, f) This statement is being filed by (i) Wintergreen Fund, Inc, a Maryland USA corporation registered as an investment company under the Investment Company Act of 1940, as amended ("Wintergreen Fund"), (ii) Wintergreen Partners Fund, LP, an unregistered pooled investment vehicle organized as a Delaware USA limited partnership ("Wintergreen Partners"), (iii) Wintergreen Partners Offshore Master Fund, Ltd., an unregistered pooled investment vehicle organized as a Cayman Islands exempted company ("Wintergreen Offshore"), (iv) Renaissance Global Markets Fund, a mutual fund trust organized under the laws of Ontario Canada ("Renaissance"), (v) Wintergreen Advisers, LLC, ("Wintergreen Advisers"), a Delaware USA limited liability company which acts as investment manager of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, Renaissance and other investment vehicles, and (vi) David J. Winters, a citizen of the United States ("David Winters"), the managing member and portfolio manager of Wintergreen Advisers. (Each of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, Renaissance, Wintergreen Advisers, and David Winters may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The principal business and principal office address of each of David Winters, Wintergreen Fund, Wintergreen Partners and Wintergreen Advisers is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey.

     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or Administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen Advisers may be deemed to beneficially own 1,481,474 Shares.

As of the date hereof Wintergreen Fund beneficially owns 715,423 Shares.

As of the date hereof Wintergreen Partners beneficially owns 391,114 Shares.

As of the date hereof Wintergreen Offshore beneficially owns 213,762 Shares.

As of the date hereof Renaissance beneficially owns 161,175 Shares.

The source of funds used to purchase the securities reported herein was the working capital of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, and Renaissance. The aggregate funds used by the forgoing Reporting Persons to make the purchases was approximately $87.1 million.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.


--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

Advisory clients of Wintergreen Advisers are the beneficial owners of approximately 25.9% of the Issuer's common stock. Wintergreen Advisers has initiated discussions with the Issuer on maximizing the value of the Daytona properties, through direct development or partnerships. Wintergreen Advisers intends to continue its dialogue with, and to take an active interest in, the Issuer to encourage strategic focus on the Volusia county properties. To this end, Wintergreen Advisers, from time to time, will communicate with the Issuer and other holders of Common Stock regarding such matters.

On April 12, 2010, Wintergreen delivered a letter (the "April 12 Letter") to the Board of Directors of the Issuer. In the April 12 Letter, Wintergreen states its belief that the Issuer's 2010 proxy statement suffers from a lack of adequate disclosure and mischaracterizations of fact. A copy of the April 12 Letter is attached hereto as Exhibit B and incorporated herein by reference.

On April 7, 2010, Wintergreen delivered a letter (the "April 7 Letter") to the Board of Directors of the Issuer. In the April 7 Letter, Wintergreen identifies its concerns with the Issuer's 2010 Equity Incentive Plan as described in proposal 5 of the Issuer's 2010 proxy statement. In addition, Wintergreen indicates its intent to vote "no" on proposal 5 if Wintergreen's concerns are not appropriately addressed. A copy of the April 7 Letter is attached hereto as Exhibit C and incorporated herein by reference.

The Reporting Persons may in the future purchase additional Shares or dispose of some or all of such Shares in open-market transactions or privately negotiated transactions. Other than as described herein, the Reporting Persons do not have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.


--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) The Reporting Persons are a group and are each deemed to be the beneficial owner of 1,481,474 Shares, constituting 25.9% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

Each Reporting Person disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Wintergreen Advisers as investment manager of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore and Renaissance, and David Winters, a managing member and portfolio manager of Wintergreen Advisers may be deemed to be the beneficial owner of 1,481,474 Shares, constituting 25.9% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

     Wintergreen Advisers has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,481,474 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,481,474 Shares.

     David Winters has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,481,474 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,481,474 Shares.

(a, b) As of the date hereof, Wintergreen Fund is the beneficial owner of 715,423 Shares (1), constituting 12.5% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

     Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 715,423 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 715,423 Shares.


(a, b) As of the date hereof, Wintergreen Partners is the beneficial owner of 391,114 Shares (1), constituting 6.8% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

     Wintergreen Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 391,114 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 391,114 Shares.


(a, b) As of the date hereof, Wintergreen Offshore is the beneficial owner of 213,762 Shares (1), constituting 3.7% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

     Wintergreen Offshore has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 213,762 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 213,762 Shares.


(a, b) As of the date hereof, Renaissance is the beneficial owner of 161,175 Shares (1), constituting 2.8% of the Shares of the Issuer, based upon 5,723,268 Shares outstanding as of the date of this filing.

     Renaissance has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 161,175 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 161,175 Shares.


     (c) None of the Reporting Persons has effected any transactions in the Shares during the past sixty days or since the most recent filing of Schedule 13D.


     (d) N/A

     (e) N/A

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Letter to Board of Directors of Issuer dated April 12, 2010 Exhibit C: Letter to Board of Directors of Issuer dated April 7, 2010

--------------------------------------------------------------------------------







                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wintergreen Advisers, LLC
By: David J. Winters, Managing Member.

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Partners Offshore Master Fund, Ltd.
By: Wintergreen Advisers, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Renaissance Global Markets Fund
By: David J. Winters, Attorney-in-Fact

/s/ David J. Winters
______________________________________

David J. Winters

/s/ David J. Winters
______________________________________

April 16, 2010



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT
The undersigned agree that this Amendment No 24 to Schedule 13D dated April 16, 2010, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.


Wintergreen Advisers, LLC.
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Partners Offshore Master Fund, Ltd.
By: Wintergreen Advisers, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Renaissance Global Markets Fund
By: David J. Winters, Attorney-in-Fact

/s/ David J. Winters
______________________________________

David J. Winters

/s/ David J. Winters
______________________________________
April 16, 2010

                                                                Exhibit B


Wintergreen Advisers, LLC
333 Route 46 West
Suite 204
Mountain Lakes, New Jersey
07046

April 12, 2010

Board of Directors
Consolidated-Tomoka Land Co.
c/o Linda Crisp, Corporate Secretary
1530 Cornerstone Blvd., Suite 100
Daytona Beach, FL 32117


Dear Board Members,

We are writing to comment on several aspects of Consolidated-Tomoka's ("CTO" or the "Company") 2010 proxy statement. We believe the Company's proxy statement suffers from a lack of adequate disclosure in several areas, as well as mischaracterizations of fact.

- CTO states on page 46 of its proxy that "we believe our proposals 6 and 7 are substantially similar to Wintergreen's shareholder proposals." While we agree with this characterization with regard to proposal 7 (majority voting in director elections), we believe this statement is inaccurate with regard to proposal 6 (advisory vote on executive compensation). Wintergreen's proposal is a three-pronged approach, including voting on the Company's compensation philosophy and objectives as described in the Compensation Discussion and Analysis section of the proxy, the compensation of named executive officers, and the application of the compensation philosophy and objectives. CTO's proposal only permits shareholders to vote generally on compensation of named executive officers as set forth in the Summary Compensation Table and specifically excludes the Compensation Discussion and Analysis section. We believe it is disingenuous to represent to shareholders that proposal 6 is "substantially similar" to our original proposal;

- Page 22 states that "Mr. McMunn's performance was commendable based on his overall leadership, development and implementation of strategies beneficial to the Company and the ongoing profitability of the Company in a very difficult operating environment." We have not seen a new strategy developed for CTO since the 1999 decision to sell land and use the proceeds to purchase income properties. It is our understanding that the Company was only slightly profitable the past two years because of revenue from a passive portfolio of leases, not because of any commendable actions of management. We believe it is inappropriate for management to be repeatedly rewarded for a strategy developed over a decade ago and which does not require any sort of active involvement or unique skill to manage;

- While the "Executive Compensation Elements" section compliments the performance of the named executive officers, it omits negative aspects of the executives' performance for the year. For example, page 23 compliments Bruce Teeters for "his accomplishments during the year as the Company's chief development officer," and "his role in completion and leasing of the Company's 1616 Concierge office building." What the proxy fails to mention is CTO's flex-office building which has sat largely vacant for nearly two years, and Mr. Teeters' role in that project. It also fails to mention the Lakeland, Florida Barnes & Noble which has been vacated by its tenant and is now apparently empty and generating no revenue for the Company while costing shareholders taxes and upkeep expenses. We believe Mr. McMunn and Mr. Teeters also bear a large degree of responsibility for the eleventh consecutive annual loss at the LPGA golf operations, which grew for the sixth straight year in 2009, to a nearly $2 million loss because the lease on that property was negotiated and signed by current management. More balanced disclosure of executive performance generally assists shareholders to more accurately judge the appropriateness of executive pay packages;

- Based on the insubstantial disclosure provided, we are also left wondering exactly what role Bill McMunn played in the "negotiation of an advantageous road construction agreement using federal stimulus funds," as mentioned on page 22, and how the $12 million "anticipated capital investment" was determined. We also question management's role in "influencing the passage of new state growth management legislation," and believe further disclosure is merited for both;

- We believe disclosure regarding the "conversion of approximately 700 acres of Company lands that will improve long-term shareholder value" on page 23 is woefully inadequate. We request that CTO disclose exactly what this
  "conversion" entailed, the role played by Bill McMunn in it, and why it believes it will increase shareholder value. 700 acres is a significant amount of CTO's lands, and as such, we believe noteworthy events surrounding it deserve far more detailed disclosure;

- As we expressed in our April 7, 2010 letter to the Board, we believe that given the December 19, 2009 proxy disclosure rule amendments adopted by the SEC, more disclosure is required as to the role played by any compensation consultants in formulating CTO's compensation and bonus plans and practices. The disclosure rule amendments require enhanced disclosure related to compensation consultants except for cases where the role of the consultant is limited to consulting on any broad-based plan that is available generally to all salaried employees or to providing information that is not customized to the Company or that is customized based on parameters that are not developed by the compensation consultant and about which the consultant does not provide advice. Based on CTO's disclosure, we do not feel either of these exceptions are applicable and request that CTO disclose in more detail the role of Towers Perrin and Towers Watson in developing its compensation programs;

- Page 15 states that "Mr. McMunn provides annual recommendations regarding the compensation of the other named executive officers and all other managers whose annual total compensation exceeds $75,000." Considering the small size of CTO's workforce and the fact that compensation is CTO's single largest expense, we believe more disclosure is needed on this topic, such as the percentage of employees whose compensation exceeds this threshold. While we cannot determine from the Company's disclosure what CTO's total compensation expense is, we are troubled by the fact that approximately 7.4% of 2009 revenue was spent on compensation for the two named executive officers;

- Page 12 states that CTO had a 7.32% return on its short term investments in 2009 (following returns of 7.40% and 8.00% in 2007 and 2008, respectively). Considering that 1 year U.S. Treasuries yield 0.45% and short term corporate bonds yield approximately 2.50%, we are concerned about the risks being taken by CTO to achieve such high returns. We believe improved disclosure is necessary to inform investors about the appropriateness of the investments CTO is making;

- We are concerned with the return on assets assumption for CTO's pension plan. CTO targets a 9.0% return on pension assets, and has 41%, 34% and 25% invested in equities, fixed income and cash equivalents, respectively. Making reasonable assumptions about fixed income and cash equivalent returns (5.0% and 1.0%, respectively), CTO would need to earn more than 17% per year from the equity portion of the plan to achieve a 9% annual return for its plan assets. We do not believe this is a reasonable assumption, and believe it could lead to funding problems down the road. If the plans actual returns fall short of assumed returns, CTO will be required to contribute more cash to pay for retirees defined benefits to the likely detriment of the Company's shareholders. We believe further disclosure is required to help shareholders understand the risks involved with this pension plan.

We are troubled by the inadequate disclosure by CTO. We believe the proxy statement to be vitally important to shareholders in evaluating the performance of the Company and its executives. Without accurate and candid disclosure by the Company of all relevant details, it becomes more difficult for shareholders to make informed decisions.

The Company's compensation practices, which appear to repeatedly reward management for profits realized on income property leases which were signed years ago, remain a concern for us. We believe the revenue from these properties is completely passive and requires no day to day involvement by management. Without the $9 million in revenue generated by the income properties, the Company would have experienced a loss of several million dollars for each of the past two years; we question whether this is the type of performance that should be worthy of a generous compensation package. We believe management should be rewarded for actions that increase long-term shareholder value, not for cashing checks on $9 million of passive revenue. Similarly, we would expect to see members of management's pay decreased when their actions are detrimental to shareholder value. Recent examples of such actions include spending tens of millions of dollars on long-term flat leases the value of which will be likely eroded by inflation, mounting losses at the LPGA golf operations, and the construction of a several million dollar flex-office building which has sat largely empty for the better part of two years. We have no quarrel with executives being well paid when their performance justifies such rewards. What we find troubling are pay practices which generously compensate executives when their performance does not justify it.

For each of the foregoing reasons, as well as the reasons detailed in our January 7, 2010 letter to the Compensation Committee, we do not plan to support proposal 5 on CTO's 2010 proxy. We request that the board of directors address each of the points raised above, and endeavor to improve public disclosure going forward.


Sincerely yours,

/s/ David J. Winters

David J. Winters, Managing Member
Wintergreen Advisers, LLC

                                                                Exhibit C

Wintergreen Advisers, LLC
333 Route 46 West
Suite 204
Mountain Lakes, New Jersey
07046


April 7, 2010

Board of Directors
Consolidated-Tomoka Land Co.
c/o Linda Crisp, Corporate Secretary
1530 Cornerstone Blvd., Suite 100
Daytona Beach, FL 32117


Dear Board Members,

We would be remiss if we were not to express our disappointment with proposal 5 in Consolidated-Tomoka Land Co's ("CTO" or the "Company") proxy statement to approve CTO's 2010 Equity Incentive Plan (the "Plan"). While we believe the plan that the Compensation Committee "currently intends" to implement has some compelling features, we take issue with the following aspects of proposal 5:

- The proposed Plan allows for the granting of stock options, stock appreciation rights, restricted shares, restricted share units, performance shares and performance units. We believe that this is an overbroad request, and that the Company should seek approval for specific compensation plans. The blanket approval of six different types of awards sought by the Company is not something which we can comfortably endorse;

- With regard to performance based grants, we believe it is inappropriate to allow the Compensation Committee to "modify the performance objectives or the related minimum acceptable level of achievement, in whole or in part." The
  performance  measurement  yardsticks   should  be  established  prior  to  the
  performance measurement period so that shareholders, board members and executives know the objectives and standards that will be applied to measure success in advance. These guideposts should not be modified after year end to suit the results actually achieved. Allowing the Compensation Committee to lower objectives for executives will only create the potential to overpay for sub-par performance.

- Over-compensating executives in any year will cost shareholders not only in the year the grant is awarded but for years to come, as several executives approach retirement age and their pension payouts will be determined by their salary, cash bonuses and equity awards over the next few years. We remain concerned about the percentage of future corporate profits that will go towards paying executive pensions. In 2009 the Company's two named executives were paid approximately 7.4% of CTO's total revenue.

- As currently envisioned, awards would vest over a "three-year or five-year period following the date of grant." We believe a five-year period is appropriate given the long-term nature of CTO's assets. We also believe a five year vesting schedule should be accelerated only for a change in control, but not for any other circumstances, including, for example, termination or resignation of the employee or director. A three year vesting schedule is too short a period of time for a company such as CTO.

- We believe the peer group constituent companies which will be used to determine CTO's percentile ranking should be disclosed to shareholders before the proposal is put to a vote;

- We are troubled by the vesting schedule of restricted share awards on page 42. The schedule rewards grantees with 10% more shares for each five point increase in rank above the 50th percentile, but reduces share awards by only 7.5% for each five point decrease below the 50th percentile. This asymmetric award schedule allows plan participants to be well rewarded when performance warrants it, but limits their downside when performance falls short of the Company's peers. We believe executives should participate equally in both the upside and the downside of CTO's performance, as do all other shareholders;

- We are encouraged to see that directors are eligible for awards under the proposed plan; we believe this will encourage the Board to act as long-term owners of the Company's assets. While the total amount of shares available for the proposed plan over the next decade (210,000) strikes us as reasonable, we are alarmed by the prospect of one person receiving up to 50,000 of these shares in one year. An award of this size should be viewed as the total award given to all directors and all participating executives over a period of 2.5 years since it would constitute nearly one-quarter of the total shares available under the plan. To open the door to the possibility that one person could receive this size award in one year is inappropriate. A grant of 50,000 shares would nearly double the holdings of the executive with the largest holding of shares [CEO Bill McMunn] and more than triple the holdings of the executive with the next largest number of shares [CFO Bruce Teeters]. We see no need to make such outlandish rewards to any employee, and remain concerned with the long-term impacts these rewards will have on the bottom line of the Company as executives approach retirement age and their pension payouts are calculated. We hope the Board will see fit to dramatically reduce the maximum annual per person grant size to something far more reasonable than 50,000 shares. We believe a limit of 25,000 share awards in total for all participants in a given year is more appropriate given the time frame of the proposed plan, the participation by all independent directors and the possibility of additional employees qualifying to participate in the plan in future years. Proposal 5 is seeking authorization for a 10 year incentive plan and as such, the plan should be designed to actually last for 10 years;

- While the ultimate cost of the proposed plan will only be determined by future rewards and the price of CTO's stock, we believe it would be prudent to disclose the approximate dilution of current shareholders which this proposal will entail. By clearly disclosing this number, shareholders could more easily judge whether or not they are comfortable giving away approximately 3.7% of the Company in return for services rendered;

- We believe that, given the December 19, 2009 proxy disclosure rule amendments adopted by the SEC, more disclosure is required as to the role played by any compensation consultants in formulating CTO's compensation and bonus plans and practices. The disclosure rule amendments require enhanced disclosure related to compensation consultants except for cases where the role of the consultant is limited to consulting on any broad-based plan that is available generally to all salaried employees or to providing information that is not customized to the company or that is customized based on parameters that are not developed by the compensation consultant and about which the consultant does not provide advice. Based on CTO's disclosure, we do not feel either of these exceptions are applicable and request that CTO disclose in more detail the role of Towers Perrin and Towers Watson in developing its compensation programs;

- We also believe that CTO's compensation plans should focus on attracting a new group of talented executives who will oversee the Company's growth over the next decade. Structuring compensation plans to retain executives who are approaching retirement seems unnecessary, especially in the current depressed real estate market. These employees appear to have been well compensated over the years for the work produced.

The plan that the Compensation Committee "currently intends" to implement, as outlined on page 42 of the 2010 proxy statement, is a reasonable starting point for developing a sound compensation structure. As presented however it is not supportable. A supportable plan is one which awards a reasonable amount of restricted stock which vests over a five-year period, based upon pre-established performance criteria (such as total shareholder return) which cannot be modified after the fact, using a peer group which is fully disclosed ahead of time. We believe such a plan would be a rational way to encourage management and board members to think as long-term owners. The upside rewards and downside risk associated with the proposed Equity Inventive Plan should be symmetrical and in line with the experience of outside shareholders. We believe such a standard is necessary for this and all other future compensation plans.

A specific proposal such as this, rather than a blanket approval of all types of potential awards, is a proposal that Wintergreen would be comfortable voting for. As currently constituted, we cannot support proposal 5 on behalf of our clients. If proposal 5 is not revised to address the concerns described herein, Wintergreen intends to vote against the proposed bonus plan, and will explore all alternatives available to it with respect to communications with shareholders regarding its objections to the structure of the proposed bonus plan.

We encourage the Compensation Committee and the full Board to amend proposal 5 so that it may garner broader shareholder confidence and support.



Sincerely yours,

/s/ David J. Winters

David J. Winters, Managing Member
Wintergreen Advisers, LLC


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